Exhibit 99.1

Alpha Tau Announces Closing of $36.9 Million Registered Direct Offering and Strategic Marketing Alliance with Oramed Pharmaceuticals

- Investment comes at a pivotal moment for Alpha Tau, which is experiencing remarkable growth on multiple fronts, with four active U.S. trial approvals, expansion into multiple internal organ applications, scaling up of manufacturing capabilities, and commercial preparations underway -

JERUSALEM, April 28, 2025 -- Alpha Tau Medical Ltd. ("Alpha Tau", or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, announced today that it has successfully closed a registered direct offering (the “offering”) whereby an affiliate of Oramed Pharmaceuticals Inc. (“Oramed”) (Nasdaq: ORMP) (TASE: ORMP) purchased 14,110,121 of Alpha Tau’s ordinary shares, no par value, at a purchase price of $2.612 per ordinary share. The offering closed on April 28, 2025.

The total gross proceeds of the offering were approximately $36.9 million, before deducting estimated offering expenses payable by Alpha Tau. Alpha Tau intends to use the net proceeds from the offering for general corporate purposes, including research and development-related purposes in connection with its product candidates, for expansion of its manufacturing capabilities and for potential commercialization of its product candidates.

In addition, the parties have entered into an agreement whereby an affiliate of Oramed will provide Alpha Tau with certain strategic services (investor relations and public relations) over the next three years in exchange for payments from Alpha Tau as well warrants to purchase additional Alpha Tau shares.

Alpha Tau CEO Uzi Sofer commented, “We are delighted to welcome Oramed as a strategic partner and to leverage their extensive expertise in navigating diverse capital markets channels. This investment comes at the perfect time for Alpha Tau given the rapid expansion of our business activities, including four parallel trial approvals in the U.S., expansion into trials in multiple internal organs, and continued expansion of our manufacturing capacity and pre-commercial preparations. We look forward to a long and fruitful relationship with Oramed.”

Oramed CEO Nadav Kidron added, “We are incredibly excited about this alliance with Alpha Tau. We have tremendous conviction in the strength of the Alpha DaRT technology and the Alpha Tau management team. We anticipate significant advancements and milestone achievements as they execute their clinical and commercial roadmap.”

A registration statement on Form F-3 relating to the securities to be sold in the registered direct offering has been filed with the U.S. Securities and Exchange Commission (the "SEC") and was declared effective on April 13, 2023. This registered direct offering was made only by means of a prospectus. A copy of the prospectus supplement and the accompanying prospectus relating to this offering was filed with the SEC and may be obtained for free by visiting EDGAR on the SEC's website at www.sec.gov

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT® for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

About Alpha DaRT®

Alpha DaRT® (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Oramed Pharmaceuticals

Oramed Pharmaceuticals (Nasdaq/TASE: ORMP) is a platform technology pioneer in the field of oral delivery solutions for drugs currently delivered via injection. The Company’s novel Protein Oral Delivery (POD™) technology is designed to protect drug integrity and increase absorption. Oramed has offices in the United States and Israel.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including "anticipate," "being," "will," "plan," "may," "continue," and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau's current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) the completion of the offering and the intended use of the proceeds (ii) Alpha Tau's ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (iii) Alpha Tau's limited operating history; (iv) Alpha Tau's incurrence of significant losses to date; (v) Alpha Tau's need for additional funding and ability to raise capital when needed; (vi) Alpha Tau's limited experience in medical device discovery and development; (vii) Alpha Tau's dependence on the success and commercialization of the Alpha DaRT technology; (viii) the failure of preliminary data from Alpha Tau's clinical studies to predict final study results; (ix) failure of Alpha Tau's early clinical studies or preclinical studies to predict future clinical studies; (x) Alpha Tau's ability to enroll patients in its clinical trials; (xi) undesirable side effects caused by Alpha Tau's Alpha DaRT technology or any future products or product candidates; (xii) Alpha Tau's exposure to patent infringement lawsuits; (xiii) Alpha Tau's ability to comply with the extensive regulations applicable to it; (xiv) the ability to meet Nasdaq's listing standards; (xv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption "Risk Factors" in Alpha Tau's annual report filed on form 20-F with the SEC on March 12, 2025, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau's views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com